[Sugar Creek Financial Corp. Letterhead]

February 7, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sugar Creek Financial Corp.
Registration Statement on Form SB-2
Registration Statement on Form 8-A
Request for Acceleration of Effectiveness
File No. 333-139332

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Sugar Creek Financial Corp. (the “Company”) hereby requests that said Registration Statement on Form SB-2 be declared effective on February 9, 2007, at 2:00 p.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company’s Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form SB-2.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 7, 2007

If you have any questions regarding this request, please telephone Sean P. Kehoe at Muldoon Murphy & Aguggia LLP at (202) 686-4921.

Very truly yours,

SUGAR CREEK FINANCIAL CORP.

/s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

cc:	Michael Clampitt, Securities and Exchange Commission
David Lyon, Securities and Exchange Commission

[Keefe, Bruyette & Woods, Inc. Letterhead]

February 7, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sugar Creek Financial Corp.
Registration Statement on Form SB-2
Request for Acceleration of Effectiveness
File No. 333-139332

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Sugar Creek Financial Corp. in requesting that the above-referenced Registration Statement on Form SB-2 be declared effective on February 9, 2007 at 2:00 p.m. or as soon thereafter as practicable.

Very truly yours,

/s/ Harold T. Hanley III
Name: Harold T. Hanley III
Title: Managing Director

cc:	Michael Clampitt, Securities and Exchange Commission
David Lyon, Securities and Exchange Commission